UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)

                    DWS RREEF Real Estate Fund II, Inc. (SRO)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                    23338X102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             Susan L. Ciciora Trust
                           c/o Stephen C. Miller, Esq.
                          and Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 28, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 23338X102

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS

             Susan L. Ciciora Trust
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|


--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             WC OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
                                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Alaska, USA
--------------------------------------------------------------------------------
            NUMBER OF            7     SOLE VOTING POWER
             SHARES                     2,036,910
                               -------------------------------------------------
          BENEFICIALLY           8     SHARED VOTING POWER
            OWNED BY
                               -------------------------------------------------
              EACH               9     SOLE DISPOSITIVE POWER
            REPORTING                  2,036,910
                               -------------------------------------------------
           PERSON WITH           10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,036,910
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.37 %
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------

CUSIP NO. 23338X102
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS

             Stewart R. Horejsi
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|


--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
                                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
--------------------------------------------------------------------------------
              NUMBER OF               7     SOLE VOTING POWER
                SHARES                              0
                                    --------------------------------------------
             BENEFICIALLY             8     SHARED VOTING POWER
               OWNED BY                             0
                                    --------------------------------------------
                 EACH                 9     SOLE DISPOSITIVE POWER
              REPORTING                             0
                                    --------------------------------------------
             PERSON WITH              10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

CUSIP NO. 23338X102
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS

             Alaska Trust Company
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|


--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
                                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             ALASKA
--------------------------------------------------------------------------------
             NUMBER OF             7      SOLE VOTING POWER
              SHARES                              0
                                 -----------------------------------------------
           BENEFICIALLY            8      SHARED VOTING POWER
             OWNED BY                             0
                                 -----------------------------------------------
               EACH                9      SOLE DISPOSITIVE POWER
             REPORTING                            0
                                 -----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             OO
--------------------------------------------------------------------------------

                  Amendment No. 1 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock of DWS RREEF Real Estate Fund II, Inc. (the "Issuer"), a Maryland corporation. Items 3, 4 and 5 of this statement, previously filed by the Susan L. Ciciora Trust (the "Trust"), as the direct beneficial owner of shares and, by virtue of certain relationships previously described in this statement, by Stewart R. Horejsi and by the Alaska Trust Company ("ATC," together with Mr. Horejsi and the Trust collectively referred to herein as the "Reporting Persons"), are hereby amended as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

The total proceeds received by the Trust for the sale of 86,800 Shares as reported in Item 5(c) was $69,512.64. Such shares were sold in the open market and effected by the Trust on the American Stock Exchange.

Item 4. Purpose of Transaction.

No change except for the addition of the following:

The Trust sold the Shares reported in Item 5(c) in order to reduce its equity interest in the Issuer. The Trust currently intends to liquidate its entire position in the Issuer and has no present intention of acquiring additional shares. The Trust previously announced its intention to effect the changes presented to the Issuer in the Proposals (as defined in the Reporting Persons' original filing on Schedule 13D) and effect a change of control with respect to the Issuer's Board of Directors. At this time, the Trust does not anticipate pursuing its Proposals. However, depending upon their evaluation of the Issuer's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the "Other Entities") may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

     (a) The Trust is the direct beneficial owner of 2,036,910 shares or approximately 5.37% of the 37,904,857 Shares outstanding as of June 30, 2009 (the "Outstanding Shares"), according to information contained in the Issuer's publicly available reports distributed to stockholders. By virtue of the relationships reported in this Statement, ATC and Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. ATC and Mr. Horejsi disclaim all such beneficial ownership.

     (c) The table below sets forth information relating to the sales of Shares by the Trust since August 28, 2009. Such sales were effected by the Trust on the American Stock Exchange.


           Date                  Number of Shares              Sale Price
         08/28/09                     73,000                      $0.80
         08/28/09                     13,800                      $0.81


                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: September 1, 2009


/s/ Stewart R. Horejsi
----------------------
Stewart R. Horejsi


/s/ Douglas Blattmachr
----------------------
Douglas Blattmachr, as President of Alaska Trust Company, trustee of the Trust